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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                    Mining Services International Corporation
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                          (Title of Class of Securities)

                                    603665209
                                 (CUSIP Number)

                                  Duane W. Moss
                       Mining Services International Corp.
                            8805 South Sandy Parkway
                                 Sandy, UT 84070
                                 (801) 233-6000

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 April 12, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Regulation 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Regulation 240.13d-7(b) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                PAGE 1 OF 8 PAGES


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CUSIP NO. 603665209

1       Names of Reporting Persons.
        I.R.S. Identification Nos. Of Above Persons (entities only).

        BLA Investment Irrevocable Trust

2       Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) _________________

        (b) _________________

3       SEC Use Only


4       Source of Funds (See Instructions): PF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6       Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With

        7      Sole Voting Power    1,876,256

        8      Shared Voting Power  -0-

        9      Sole Dispositive Power 1,876,256

        10     Shared Dispositive Power -0-

11      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,876,256

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13      Percent of Class Represented by Amount in Row (11)  25.6%

14      Type of Reporting Person (See Instructions)     OO


                                PAGE 2 OF 8 PAGES


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CUSIP NO. 603665209

1       Names of Reporting Persons.
        I.R.S. Identification Nos. Of above persons (entities only).

        E. Bryan Bagley

2       Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) _________________

        (b) _________________

3       SEC Use Only

4       Source of Funds (See Instructions): OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6       Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With

        7  Sole Voting Power        188,247 (which shares are held in various
                                    accounts as to which Mr. Bagley has sole investment and voting power)

        8 Shared Voting Power       1,876,256 (which shares are held in the name
                                    of BLA Investment Irrevocable Trust as to which Mr. Bagley shares investment and voting power with Lisa Higley)

        9 Sole Dispositive Power    188,247 (which shares are held in various
                                    accounts as to which Mr. Bagley has sole investment and voting power)

        10 Shared Dispositive Power 1,876,256 (which shares are held in the name of BLA Investment Irrevocable Trust as to which Mr. Bagley shares investment and voting power with Lisa Higley)

11      Aggregate Amount Beneficially Owned by Each Reporting Person

        2,064,503

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13      Percent of Class Represented by Amount in Row (11)  28.1%

14      Type of Reporting Person (See Instructions)     IN


                                PAGE 3 OF 8 PAGES


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CUSIP NO. 603665209

1       Names of Reporting Persons.
        I.R.S. Identification Nos. Of above persons (entities only).

        Lisa Higley

2       Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) ________________

        (b) ________________

3       SEC Use Only

4       Source of Funds (See Instructions): OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6       Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With

        7 Sole Voting Power         3,000

        8 Shared Voting Power       1,876,256 (which shares are held in the name
                                    of BLA Investment Irrevocable Trust as to which Ms. Higley shares investment and voting power with E. Bryan Bagley)

        9 Sole Dispositive Power    3,000

        10 Shared Dispositive Power 1,876,256 (which shares are held in the name of BLA Investment Irrevocable
                                    Trust as to which Ms. Higley shares
                                    investment and voting power with E. Bryan
                                    Bagley)

11      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,879,256

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13      Percent of Class Represented by Amount in Row (11)  25.6%

14      Type of Reporting Person (See Instructions)     IN


                                PAGE 4 OF 8 PAGES


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CUSIP NO. 603665209

ITEM 1. SECURITY AND ISSUER

        (a) Title of Class of Equity Securities: Common Stock, $0.001 par value (the "Common Stock")

        (b) Name of Issuer: Mining Services International Corporation (the "Issuer")

        (c) Address of Issuer's Principal Executive Offices: 8805 South Sandy Parkway, Sandy, UT 84070

ITEM 2. IDENTITY AND BACKGROUND

        (a)-(c) This Statement on Schedule 13D (the "Statement") is being filed by and on behalf of the persons listed below (each a "Reporting Person" and, collectively, the "Reporting Persons") together with other information as follows: (i) the name of such Reporting Person, (ii) the business or residence address of such Reporting Person and (iii) present principal business, occupation or employment and the name, principal business and address of corporation or organization in which such employment is conducted by Reporting Person.

               (i)    BLA Investment Irrevocable Trust (the "Trust")
               (ii)   1470 East Arlington Drive, Salt Lake City, UT 84103
               (iii)  Trust for the benefit of certain family members.

               (i)    E. Bryan Bagley
               (ii)   1470 East Arlington Drive, Salt Lake City, UT 84103
               (iii) Stock Broker; Wilson-Davis & Company; Stock Brokerage Firm; 39 West Market Street, Suite 300, Salt Lake City, UT 84101

               (i)    Lisa Higley
               (ii)   3763 South Quince Street, Denver, CO 80237
               (iii)  Not employed outside of the home

        (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of the Reporting Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Trust was organized under the laws of the United States. Each of the other Reporting Persons is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On April 12, 1999, the Trust received 813,045 shares as a gift and purchased 1,063,212 shares for a total purchase price of $1,700,000.00. The shares were acquired from Edward Dallin Bagley and Carolyn C. Bagley, the father and mother of E. Bryan Bagley and Lisa Higley, in a private transaction. The purchase price is to be paid pursuant to a ten-year unsecured promissory note held by Edward Dallin Bagley and Carolyn C. Bagley.


                               PAGE 5 OF 8 PAGES


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CUSIP NO. 603665209

ITEM 4. PURPOSE OF TRANSACTION

               The Reporting Persons currently intend to generally influence substantially the policies, management and actions of the Issuer and specifically plan to vote such shares of Common Stock for the election of E. Bryan Bagley, Lisa Higley and possibly other new nominees to the Board of Directors of the Issuer at the next annual meeting of the Issuer's shareholders. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D. The Reporting Persons believe they may in the future acquire additional shares or dispose of its shares of Common Stock to the extent such transactions represent an appropriate investment opportunity.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The responses of the Reporting Persons to Items 7-11 of the cover sheets to this Statement (the "Cover Sheets"), which relate to the beneficial ownership of the Common Stock, are incorporated herein by reference.

        (b) Each of the Reporting Persons has the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of and shared power to dispose of or direct the disposition of the shares of the Common Stock listed on such person's respective Cover Sheet as being beneficially owned by such person.

        (c) The Reporting Persons completed no transaction in the Common Stock during the last 60 days except as follows: E. Bryan Bagley purchased on the open market 10,000 shares of Common Stock on April 15, 1999 for a purchase price of $4.50 per share.

        (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock other than the Trust (through its trustees), and the beneficiaries of the Trust, E. Bryan Bagley, Lisa Higley, and Amanda Bagley.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               E. Bryan Bagley and Lisa Higley serve as co-trustees of the Trust with shared power to vote the Common Stock and direct the disposition of the Common Stock held by the Trust.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

               Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Regulation 240.13d-l(k) under the Securities Exchange Act of 1934.


                                PAGE 6 OF 8 PAGES


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CUSIP NO. 603665209

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     BLA Investment Irrevocable Trust
April 22, 1999                       E. BRYAN BAGLEY
---------------------------          ----------------------------------
Date                                 by E. Bryan Bagley, Trustee for BLA
                                     Investment Irrevocable Trust


April 22, 1999                       E. BRYAN BAGLEY
---------------------------          ----------------------------------
Date                                 E. Bryan Bagley


April 22, 1999                       E. BRYAN BAGLEY
---------------------------          ----------------------------------
Date                                 Lisa Higley, by E. Bryan Bagley, Attorney-
                                     in-Fact pursuant to a
                                     Power of Attorney
                                     dated April 22, 1999,
                                     a conformed copy of
                                     which is attached
                                     hereto and
                                     incorporated herein


                                PAGE 7 OF 8 PAGES


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CUSIP NO. 603665209

                                    EXHIBIT A

                                    AGREEMENT

        Each of the undersigned agrees that this Schedule 13D relating to equity securities of Mining Services International Corporation shall be filed on behalf of each of the undersigned.

                                      BLA Investment Irrevocable Trust
April 22, 1999                        E. BRYAN BAGLEY
---------------------------           ----------------------------------
Date                                  by E. Bryan Bagley, Trustee for BLA
                                      Investment Irrevocable Trust


April 22, 1999                        E. BRYAN BAGLEY
---------------------------           ----------------------------------
Date                                  E. Bryan Bagley


April 22, 1999                        E. BRYAN BAGLEY
---------------------------           ----------------------------------
Date                                  Lisa Higley, by E. Bryan Bagley, Attorney-
                                      in-Fact pursuant to a
                                      Power of Attorney
                                      dated April 22, 1999,
                                      a conformed copy of
                                      which is attached
                                      hereto and
                                      incorporated herein


                                PAGE 8 OF 8 PAGES

                                POWER OF ATTORNEY

               FOR EXECUTING FORMS 3, 4 AND 5 AND SCHEDULE 13G AND SCHEDULE 13D

        Know all men by these presents, that the undersigned hereby constitutes and appoints E. Bryan Bagley her true and lawful attorney-in-fact to:

        (1) execute for and on behalf of the undersigned Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder as a result of the undersigned's ownership of or transactions in securities of Mining Services International Corporation;

        (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13G or 13D and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

        (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

        Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 and 5 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by Mining Services International Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.


        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of April, 1999.


                                            LISA HIGLEY
                                            -----------
                                            Lisa Higley